------                                                                                                            OMB APPROVAL
FORM 5                                                                                                    -------------------------
------                                     UNITED STATES SECURITIES AND EXCHANGE COMMISSION               OMB Number:
                                                       Washington, D.C. 20549                             Expires:
                                                                                                          Estimated average burden
                                         ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP              hours per response....1.0
                                                                                                          -------------------------
                               Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                                   Section 17(a) of the Public Utility Holding Company Act of 1935
                                       or Section 30(h) of the Investment Company Act of 1940
[ ]  Check box if no longer
     subject to Section 16.  Form 4 or Form 5
     obligations may continue.  See Instruction 1(b).
[ ]  Form 3 Holdings Reported
[ ]  Form 4 Transactions Reported

1. Name and Address of Reporting Person*    2. Issuer Name and Ticker or Trading Symbol       6. Relationship of Reporting Person
                                                                                                 to Issuer (Check all applicable)
Lowenthal         Edward                       Wellsford Real Properties, Inc. (WRP)           X  Director          10% Owner
------------------------------------------     -----------------------------------------      ---               ---
  (Last)          (First)         (Middle)  3. IRS Identification   4. Statement for              Officer (give     Other (Specify
                                               Number of Reporting     Month/Year             --- title below)  --- below)
c/o Wellsford Real Properties, Inc.            Person, if an Entity
535 Madison Avenue, 26th Floor                 (Voluntary)            December 31, 2002
------------------------------------------                          --------------------      ------------------------------------
                 (Street)
                                                                    5. If Amendment, Date of  7. Individual or Joint/Group Filing
New York            NY             10022                               Original (Month/Year)     (Check applicable line)
------------------------------------------                                                    _X_ Form Filed by One Reporting Person
  (City)          (State)          (Zip)                                                          Form Filed by More than One
                                                                                              --- Reporting Person

                          Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                         5. Amount
                                                                                              of
                                                                                            Securi-
                                   2A.Deemed                                                ties
                                      Exe-                 4.  Securities Acquired (A)      Bene-
                          2. Trans-  cution   3. Trans-        or Disposed of (D)           ficially     6. Ownership
                             action   Date,      action        (Instr. 3, 4 and 5)          Owned           Form:
                             Date    if any      Code      ---------------------------      Following       Direct     7. Nature of
                             Month/  Month     (Instr. 8)              (A)                  Reported        (D) or        Indirect
1.  Title of Security        Day/     Day/    -----------    Amount     or     Price        Trans-          Indirect      Beneficial
    (Instr.3)                Year)    Year)   Cove   V                 (D)                  Action(s)        (I)           Ownership
-------------------------  --------  -------  ----- ----   ---------   ---   ---------   ------------    ------------  -------------

Common Stock, par value
$.02 per share (Common
Shares)                     1/3/02              A             150       A    $19.24                            D

Common Shares               2/20/02             A             592(1)    A    $19.95        136,002             D
                                                                                               145             I         (Held by
                                                                                                                          wife)(1)
Reminder: Report on a separate line for each class of securities beneficially owned directly of indirectly.                  (Over)
* If the form is filed by more than one reporting person, see instruction 4(b)(v).                                  SEC 2270 (7/96)

                                          Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number

FORM 5 (continued)
                            Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)

                                                               3A.Deemed
                                       2. Conver-                 Exe-                 5. Number of Deriv-     6. Date Exercisable
                                          sion or    3. Trans-   cution                   ative Securities        and Expiration Date
                                          Exercise      action    Date,                   Acquired (A) or         (Month/Day/Year)
                                          Price of      Date     if any  4. Trans-        Disposed of (D)       ---------------------
                                          Deriv-        (Month/  Month      action        (Instr. 3, 4, and 5)  Date
1. Title of Derivative Security           ative         Day/      Day/      Code       -----------------------  Exercis-   Expiration
   (Instr. 3)                             Security      Year)     Year)     (Instr. 8)        A          D      able       Date
----------------------------------     -----------   ----------  ------- ------------  ----------- -----------  --------   ----------

                                                                         9. Number of
                                                                            Derivative      10. Ownership
                                                                            Securities          of
                        7. Title and Amount of Underlying                   Beneficially        Derivative
                           Securities (Instr. 3 and 4)                      Owned               Security:    11. Nature of
                        ---------------------------------  8. Price of      Following           Direct (D)       Indirect
                                                Amount or     Derivative    Reported            or               Beneficial
1. Title of Derivative          Title           Number of     Security      Transaction(s)      Indirect (I)     Ownership
   Security (Instr. 3)                          Shares        (Instr. 5)     (Instr. 4)         (Instr. 4)       (Instr. 4)
----------------------  --------------------    ---------  -------------  ---------------   --------------   --------------
Explanation of Responses:

(1)  Mr. Lowenthal disclaims beneficial ownership of such Common Shares, and this report shall not be deemed an admission that Mr.
     Lowenthal is the beneficial owner of such securities for purposes of Section 16 or any other purposes.
                                                                                       *                             2/14/03
**Intentional misstatements or omissions of facts constitute                    -------------------------------   --------------
  Federal Criminal Violations.  See 18 U.S.C. 1001 and                          **Signature of Reporting Person       Date
  15 U.S.C. 78ff(a).
                                                                                By: /s/ Mark P. Cantaluppi
                                                                                -------------------------------
                                                                                (Mark P. Cantaluppi)***
                                                                                Attorney-In-Fact

***  Mark P. Cantaluppi was granted a power of attorney to sign all Form 4s and Form 5s on behalf of Edward Lowenthal for all derivative and non-derivative securities of Wellsford acquired, disposed of or beneficially owned by Mr. Lowenthal, so long as
     Mr. Lowenthal is a director of Wellsford.

Note:  File three copies of this Form, one of which must be manually signed.
       If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.